

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

<u>Via E-mail</u>
Yitzhak Shtinovitz
President
Zubra Inc.
717 N. Union Street, #114
Wilmington, Delaware 19805

Re: **Zubra Inc.**
            Registration Statement on Form S-1/A
            Amended March 26, 2014
            File No. 333-194170

Dear Mr. Shtinovitz:

      We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to comment two; however, the language in paragraph four after the revised language "for the duration of this offering" (and on pages 14 and 22) indicates that the offering price may change once your common stock is quoted on the OTCBB.   Your Company is ineligible to conduct an at the market offering under

Rule 415(a)(1)(x) of Regulation C. Therefore, please make clear that the offering price is fixed at $0.25 for the duration of the offering throughout your prospectus.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Jonathan D. Strum, Esq.